Exhibit 99.1

JD.com Announces Decision to Make a Voluntary Public Takeover Offer and Strategic Investment

Partnership with CECONOMY

Beijing, China — July 30, 2025 — JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced that it decided to make a voluntary public takeover offer, through a wholly-owned indirect subsidiary JINGDONG Holding Germany GmbH (the “Bidder”), to all shareholders of CECONOMY AG (“CECONOMY”) (XETRA: CEC), the parent company of leading European consumer electronics retailers MediaMarkt and Saturn, to acquire all issued and outstanding bearer shares in CECONOMY (the “CECONOMY Shares”) for a cash consideration of EUR 4.60 per share (the “Takeover Offer”).

The Bidder and CECONOMY have also signed an investment agreement regarding the Takeover Offer and their intended cooperation after completion of the Takeover Offer. Furthermore, regarding their future cooperation, the Bidder and CECONOMY’s largest shareholder group comprising Convergenta Invest GmbH and related shareholders (together, “Convergenta”) entered into a shareholders’ agreement, effectiveness of which is subject to the completion of the Takeover Offer. As a result, post the completion of the Takeover Offer, Convergenta will hold 25.35% of the CECONOMY Shares, reducing its current shareholding in CECONOMY from 29.16% by an irrevocable undertaking to accept the Takeover Offer with respect to 3.81% of the CECONOMY Shares. The Bidder has also entered into agreements with several shareholders of CECONOMY, under which those shareholders have irrevocably undertaken to accept the Takeover Offer with respect to 31.7% of the CECONOMY Shares in total (including 3.81% from Convergenta), securing a total shareholding of 57.1% in combination with the retained stake of JD.com’s future partner Convergenta ahead of the launch of the Takeover Offer.

CECONOMY is a European retail leader in the field of consumer electronics. Its main brands MediaMarkt and Saturn operate omni-channel retail businesses, combining strong e-commerce presence with more than 1,000 retail stores in 11 countries. Under the strategic investment agreement, the Company and CECONOMY aim to drive CECONOMY’s growth as a stand-alone business and accelerate CECONOMY’s transformation into Europe’s leading omni-channel consumer electronics platform. JD.com, renowned for its superior customer experience and industry-leading e-commerce logistics service standards, will contribute its advanced technology, leading omni-channel retail expertise, and logistics and warehouse capabilities to the partnership. This will strengthen CECONOMY’s capabilities and further develop its core business and capitalize on its market position. As part of the strategic roadmap, CECONOMY will remain a stand-alone business in Europe with a local independent technology stack, and no changes are planned to the workforce, employee agreements and sites. CECONOMY’s Supervisory Board and Management Board fully support the public Takeover Offer.

“This partnership with CECONOMY will build Europe’s leading next-generation consumer electronics platform,” said JD.com CEO Sandy Xu. “CECONOMY’s market-leading position, strong customer relationships and growth are impressive, and we are firmly committed to investing in its people and distinct culture to build on this success. We will work with the team to strengthen the capabilities, while applying our advanced technology capabilities to accelerate CECONOMY’s ongoing transformation. Our goal is to further grow CECONOMY’s platform across Europe and create long-term value for customers, employees, investors and local communities. We have full confidence in the management team of CECONOMY and look forward to working together to initiate the next phase of growth.”

CECONOMY CEO Dr. Kai-Ulrich Deissner said, “With JD.com’s outstanding retail, logistics, and technology capabilities, we can further accelerate our successful growth trajectory and go beyond our current strategic goals. Thanks to the tremendous dedication and commitment of our entire team, CECONOMY operates from a position of strength. Given the constantly evolving customer expectations and market dynamics, standing still is not an option. In the coming years, we don’t just want to keep pace with the transformation in European retail – we want to continue leading it. JD.com is the right partner for this. We share a passion for our customers and a firm belief that our employees, trusted partnerships with international brand manufacturers, and the combination of digital and brick-and-mortar business are the keys to success. We partner with JD.com to strengthen European retail, based on complementary strengths and shared values.”

“We fully support the strategic investment agreement and takeover offer and are confident that it represents the best opportunity to further drive the successful transformation of CECONOMY,” said Jürgen Kellerhals of anchor shareholder Convergenta. “The management team of CECONOMY has a clear strategic vision, and JD.com brings the resources and expertise required to accelerate the company’s (CECONOMY’s) next phase of growth. The technological expertise of JD.com is world-leading, as demonstrated by its success in other markets. As the long-term anchor investor, we believe this is the right step at the right time for the business, our employees, and our customers.”

The Takeover Offer will be subject to customary conditions, including, among others, merger control, foreign direct investment and foreign subsidies clearances. The Takeover Offer will not be subject to a minimum acceptance rate. The transaction will be financed through a combination of acquisition loan and the Company’s cash on balance sheet. The closing of the Takeover Offer is expected to take place in the first half of 2026.

The Offer Document (in German and a non-binding English translation) which will set forth the detailed terms and conditions of the Takeover Offer, as well as further information relating thereto, will be published by the Bidder following approval by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) on the internet at the website www.green-offer.com.

This announcement and the information within it are not intended to, and do not, constitute or form part of any offer to purchase or a solicitation of an offer to sell the CECONOMY Shares. Investors and holders of CECONOMY Shares are strongly advised to read the Offer Document and all other documents relating to the Takeover Offer as soon as they have been made public, as they will contain important information.

About JD.com, Inc.

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s

e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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